BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general, in continuity to the announcement to the market of November 20, 2024, that BRF GmbH, a wholly owned subsidiary of the Company, concluded on the present date the acquisition of a processed foods factory in Henan Province, China from Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a U.S.-based company specializing in food processing.

The acquisition consolidates the Company's presence in the Chinese market and its ability to serve customers in the region.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present announcement.

São Paulo, April 30, 2025

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.